PUBLIC UTILITY COMMISSION
                 Harrisburg, PA  17105-3265


                        Public Meeting held November 4, 1998

Commissioners present:

     John M. Quain, Chairman
     Robert K. Bloom, Vice Chairman
     David W. Rolka, Concurring in result
     Nora Mead Brownell
     Aaron Wilson, Jr.

Application of West Penn Power Company for
Approval of a Restructuring Plan Under Section          Docket No. R-00973981
2806 of the Code

                       TENTATIVE ORDER

BY THE COMMISSION:


     On November 3, 1998, a Joint Petition for Full
Settlement ("Joint Petition") of the Restructuring Plan, related Commission dockets and civil and appellate litigation was filed in the above captioned proceedings by West Penn Power Company ("West Penn"); the Office of
Consumer Advocate ("OCA"); the Office of Small Business
Advocate ("OSBA"), the Office of Trial Staff ("OTS"), West
Penn Power Industrial Intervenors ("WPPII"), Community
Action Association of Pennsylvania ("CAPP"), Allegheny
Electric Cooperative, Inc. ("AEC"), ARMCO, Inc. ("ARMCO"), the Pennsylvania State University ("Pennsylvania State"),
Pennsylvania Retailers' Association ("PRA"), the
Environmentalists ("Environmentalists"), Hospital Shared
Services/Administrative Resources, Inc. ("HHS/ARI"), and
PECO Energy Company ("PECO")(all parties collectively referred to as the Joint Petitioners).

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


     The proposed terms and conditions of the Joint Petition represent a comprehensive settlement which resolves all issues on appeal before the Commonwealth Court and all issues before the U.S. District Court arising from challenges by the Joint Petitioners to the Commission's final orders regarding West Penn's Application for Restructuring Plan under Section 2806 of the Public Utility Code1.

     The Joint Petitioners aver that the comprehensive settlement is in the public interest and, therefore, request that the Commission: (1) approve the settlement terms and conditions set forth in the Joint Petition without modification; (2) amend the Commission's Restructuring Order and Reconsideration Order as necessary to implement the proposed Settlement; (3) approve the Tariff Supplements attached as Appendix B to become effective pursuant to the terms set forth therein; (4) issue the Qualified Rate Order set forth in Appendix E hereto; (5) approve West Penn's transfer of generating assets as set forth herein; and (6) approve West Penn's establishment of a regulatory asset for certain CTC revenues as set forth herein. The Joint Petitioners recognize, however, that pursuant to the provisions of Section 703 (g) of the Public Utility Code, the Commission is obligated to provide notice of an opportunity to be heard before we may amend a prior order.

In the proposed settlement, there will be an immediate overall 2.5% rate reduction, effective January 1, 1999 through December 31, 1999.
Accordingly, customers that elect to shop for generation will receive total rate reductions in

     [FN]1 As noted in the Certificate of Service, copies of the Joint Petition and appendices have been served by West Penn on all parties to the proceeding by overnight mail or hand delivery. In addition, the Joint Petition provides that West Penn will provide written notice of the proposed settlement by letter to its customers, will post notice in its business offices and on its Internet web page, and will provide notice by news release.



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1999 equal to the 2.5%
decreases, plus any savings produced by the difference between their generation purchase price and their shopping credit. In addition to these guaranteed rate decreases, West Penn's transmission and distribution charges, which otherwise would expire on June 30, 2001, will be extended through December 31, 2005 for all customers. Given these provisions, as well as other specific components of the proposed settlement, the Joint Petitioners expect the proposed settlement to promote competition to the benefit of business and industry as well as to residential consumers.


     In addition, the settlement terms and conditions provide that West Penn (1) will recover a substantially smaller amount of stranded cost recovery than it claimed before the Commission; (2) will be subject to competitive safeguards to ensure fair dealing; (3) will expand its current universal service programs; (4) will accelerate the phase-in for customer choice for all customer classes; (5) will educate consumers about restructuring (6) will facilitate funding of sustainable energy; (7) will encourage small renewable energy technologies; (8) will withdraw all of its proceedings before the Commonwealth Court and its civil complaint before the U.S. District Court challenging the Commission's Restructuring Order, Reconsideration Order, and Compliance Orders at Docket No. R-00973981; (9) will accelerate the recognition of CTC revenue through the creation of a regulatory asset; (10) will be required to securitize up to 100% of stranded costs with 75% of the savings realized from such securitization share with consumers; (11) will be permitted to transfer generation assets to an affiliate; and (12) will be required to adjust the CTC recovery in the event West Penn sells its generation assets within the next three years.


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

     The Joint Petitioners agree to resolve all objections to West Penn's Restructuring Plan, as set forth herein, and to withdraw (1) all cases pending before the Commonwealth Court which challenge the constitutionality of the Electric Competition Act except as specifically provided in Paragraph
N.5. and (2) all proceedings pending before the Commonwealth Court which challenge the Commission's Restructuring Order, reconsideration order and Compliance Orders at Docket No. R-00973981, as set forth in Part N herein.

     The proposed settlement set forth in the Joint Petition and its Appendices constitutes a comprehensive resolution of the broad array of issues raised by West Penn Restructuring Plan under the Electric Competition Act. Consistent with the fundamental goals of that historic legislation, the proposed settlement provides for an orderly transition from the current regulated electric utility structure for generation to a structure under which retail customers will have direct access to a competitive market for the generation of electricity. Moreover, and also consistent with the legislation, the proposed settlement provides for a fair and reasonable recovery of West Penn's stranded costs created by this transition to a competitive market. In particular, the proposed settlement contains the following benefits:

- customers will receive overall rate decreases of 2.5% during 1999;

- two-thirds of all customers will have the opportunity to choose an alternate electric generation supplier on January 2, 1999;

- customers will received shopping credits that may allow shopping customers to achieve bill savings in addition to the guaranteed rate cuts;

- provisions of the settlement will insure that a competitive market for electricity will be created and functioning by January 1, 1999;

- in the event that West Penn divests itself of generation assets, the net jurisdictional proceeds will be used to offset the Company's stranded costs, that


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

     is recoverable from ratepayers through West Penn's
     Competitive Transition Charge;

- transmission and distribution rates will be capped for an additional four and one-half years, (to December 31, 2005);

- the generation rate caps will be extended for an additional three years;

- universal service program will be expanded, and a sustainable energy fund will promote the development and the use of renewable energy and clean energy technologies, energy conservation and efficiency which will benefit the environment;

- consumers will have the opportunity to receive metering and billing services from competitive suppliers;

- a competitive market for the provider of last resort service will be established so that non-shopping customers also have the opportunity to realize bill savings; and

- substantial litigation and its associated costs and uncertainties will be avoided.

  Upon our review of the Joint Petition and Appendices, we tentatively find that the proposal is in the public interest and therefore should be approved. We note that the Joint Petition has been signed by most if not all active parties of record in West Penn's restructuring proceeding. Before we can give final approval to the proposal, we shall afford all parties of record an opportunity to file comments to the comprehensive proposal.

     Accordingly, we direct that any comments to the Joint Petition and appendices must be filed on, or before November 16, 1998. Thereafter, we will promptly consider timely filed comments and issue a final order with respect to the proposed settlement set forth in the Joint Petition and Appendices.

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



     We recognize and appreciate the uncounted hours spend by the participants in preparing this Joint Petition, which represents a negotiated resolution of important and conflicting interests in a practical and enforceable manner. We believe that this settlement represents a difficult, but important step in establishing electric competition in areas served by West Penn and anticipate that the competitive energy market which will develop will strengthen the economy those areas in particular and of the Commonwealth in general. At the same time, the Joint Petition continues necessary and important safeguards for utility customers which is in the public interest to preserve.

     We have thoroughly examined the proposed settlement.
Based upon that review, we tentatively find it to be in the public interest; THEREFORE, IT IS ORDERED:

     1. That in consideration of and reliance upon the representations, mutual promises and undertakings of the parties to this proposed settlement, including the agreement of each signatory to be legally bound by its terms and the certification or each signatory that he or she has full authority to enter the settlement and to act on behalf of their respective parties, the terms of the proposed settlement set forth in the Joint Petition and Appendices shall be and are hereby tentatively approved as to each and every one of its terms and conditions, and we hereby tentatively reconsider and amend our prior orders in this proceeding as necessary to implement the terms of the full settlement. Any issue not specifically addressed in this settlement shall be treated and resolved in accordance with the resolution of that issue in the Restructuring Order adopted by the Commission and entered on May 29, 1998 at Docket R-00973981.

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


     2. That the Commission hereby tentatively grants, subject to the terms and conditions set forth in the Settlement, the approvals, licenses and certificates required under the Public Utility Code regarding the transfer, lease or assignment of West Penn's generating assets and liabilities, including but not limited to approvals under Chapter 5, 11, 19, 21, and 28 of the Public Utility Code.

     3.   That in the event of divestiture or transfer of West
Penn's generating facilities, it is tentatively determined that allowing these generation facilities to qualify as "eligible facilities" under the Public Utility Holding
Company Act of 1935 (1) will benefit consumers; (2) is in the public interest and (3) does not violate State law.

     4. That the recovery of stranded costs by West Penn of $670 million ($630 in the event of a merger with DQE, Inc.), subject to later reconciliation, is just and reasonable and in the public interest.

     5. That the tariff supplements appended to Joint Petition and all other Appendices are hereby tentatively approved, being necessary to implement the full settlement, and shall become effective pursuant to the terms set forth in the Joint Petition and Appendices.

     6.   That the application of West Penn Power Company for the
Issuance of an Irrevocable Qualified Rate Order under
Section 2808 and 2812 of the Public Utility Code, 66 Pa.
C.S. 2808 and 2812, attached to the Joint Petition for Settlement as Appendix E, is hereby tentatively granted, consistent with this Qualified Rate Order.

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


     7. That to the extent specified in the Qualified Rate Order, West Penn's filings, testimony and exhibits submitted to the Commission in conjunction with West Penn Company's proposed Restructuring Plan, at Docket No. 0097381 are hereby incorporated herein by reference.

     8. That West Penn is tentatively authorized to create a regulatory asset for the stranded cost recovery values for 1999 through 2002, and the recovery of that regulatory asset shall be amortized over the years 2003 through 2008 as shown in Appendix A.

     9. That any party of record to West Penn's restructuring proceeding at Docket R-00973981 may submit comments on, or before November 16, 1998 with respect to the provisions of the proposed settlement set forth in the Joint Petition and the Appendices.

     10. That written comments, an original and fifteen copies shall be submitted to the Secretary, Pennsylvania Public
Utility Commission, P.O. Box 3265, Harrisburg, PA  17105-
3265. Comments should specifically reference the above docketed number. Comments not received by the Secretary by close of business on November 16, 1998 will not be considered.

     11. That this order shall not become final until the Commission has considered all timely filed comments and issued a final order.

     12. That the Commission's approval of the terms and conditions set forth in the Joint Petition and Appendices is expressly contingent upon and shall not become final and enforceable until all appeals and civil actions required to be


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dismissed with prejudice as referred to in Part N of the
proposed settlement have been fully withdrawn, discontinued, or dismissed with prejudice in accordance with the provisions of the settlement.

     13. That a copy of this tentative order shall be served upon all parties to West Penn's restructuring proceeding at Dkt. R-00973981.


                              BY THE COMMISSION,


                              James J. McNulty
                              Secretary

(SEAL)

ORDER ADOPTED: November 4, 1998

ORDER ENTERED: November 4, 1998